PLAN OF ACQUISITION, RECOGNITION

     The Company signed a letter of intent on September 1, 1997 to acquire all of the outstanding shares of Newcorp Japan, a research and development corporation organized under the laws of Japan. The purchase price is estimated at $200,000 and will be paid for by the issuance of 400,000 shares of the company's common stock at $0.50 per share. The final purchase price is subject to possible adjustment based on the audited book value of Newcorp Japan as of September 30, 1997. Closing is expected to occur in November 1997 at which time the Company plans to the name of its wholly owned subsidiary Bridge R&D, Inc. to Newcorp Technology (USA).


     On December 27, 1997 the Company purchased the name CD
Systems for 5,000 shares of common stock.